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                                                              SEC FILE NUMBER
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549                             000-31989

                    FORM 12b-25                            ---------------------
                                                                CUSIP NUMBER
            NOTIFICATION OF LATE FILING
                                                                 211919105
                                                           ---------------------

(Check one): ___ Form 10-K ___ Form 20-F ___ Form 11-K _X_ Form 10-Q ___ Form 10D ___ Form N-SAR ___ Form N-CSR

                   For Period Ended:  October 31, 2006

                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Convera Corporation
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Full Name of Registrant

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Former Name if Applicable

1921 Gallows Road, Suite 200
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Address of Principal Executive Office (Street and Number)

Vienna, Virginia 22182
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
_x_ day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of the date of this filing, the Company is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-Q for the quarter ended October 31, 2006, including, among other matters, the calculation of the amount of the non-cash charge to be recorded with respect to capitalized software and equipment relating to the Company's new TrueKnowledge for Web(TM) product, as discussed in the Company's press release of December 6, 2006 (the "Press Release") filed as exhibit to the Company's Current Report on Form 8-K dated December 6. 2006. Based on the amount of work remaining to be completed, the Company does not expect to be able to complete such financial statements and disclosures within the 40 day period specified for filing its Form 10-Q without unreasonable effort or expense. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final statements and disclosures. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-Q for the quarter ended October 31, 2006 prior to the reporting deadline provided by such extension.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Matthew G. Jones                 703                      761-3700
     ----------------             -----------           --------------------
         (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Press Release, the Company expects to report revenue for the third quarter of fiscal 2007 of $6.0 million, a 33% increase when compared to the year-ago quarter. As discussed above, the Company is still in the process of finalizing its financial statements for the third quarter of fiscal 2007, including, among other matters, the amount of the non-cash charge discussed above. The Company does not expect the amount of such non-cash charge to exceed the $9.1 million amount disclosed in the Press Release. The Company is unable to determine at this time whether there will be any other changes from the preliminary results of operations previously disclosed in the Press Release.





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





                               Convera Corporation
                              ---------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 11, 2006                       By: /s/ Matthew G. Jones
                                               Matthew G. Jones
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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